UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated August 22, 2008	3 — 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2008	Cameco Corporation
By:
"Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless otherwise noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Acquires Uranium Exploration Interest in Niger
Saskatoon, Saskatchewan, Canada, August 22, 2008 ..............
Cameco Corporation announced today it has formed a strategic alliance with Govi High Power Exploration Inc. (GoviEx) and acquired an approximate 11% interest in the company for $28 million (US).
GoviEx is a closely held exploration company formed in 2006 with uranium exploration assets in Niger, Africa. The company holds about 2,300 square kilometres of exploration property in the region around Arlit, Niger, which has been extensively explored since the 1960s. GoviEx field teams are analyzing historical data and have begun a drilling program to confirm and expand historical resource estimates and to provide data that conforms to current Canadian standards. GoviEx also holds about 2,400 square kilometres near Agadez, Niger. This area is in the early stages of exploration. The strategic alliance will also effectively provide Cameco with access to all of GoviEx’s initiatives in other African countries.
“This acquisition further diversifies Cameco’s impressive uranium exploration portfolio worldwide,” said Jerry Grandey, Cameco’s president and CEO. “GoviEx has promising exploration property in a region with a long history of uranium mining, and has assembled an exceptional technical team with decades of experience in Niger.”
GoviEx is led by president and CEO Govind Friedland and the company’s technical team has decades of combined uranium experience. This strategic alliance will provide Cameco, GoviEx and Niger an opportunity to expedite the development of the Madaouela uranium properties near Arlit.
Under the strategic alliance, Cameco can acquire another approximate 10% interest in GoviEx for $31 million (US) following completion of a due diligence review expected by year end. The arrangement stipulates that most of the proceeds received from Cameco to acquire its ownership interests in GoviEx will be used for uranium exploration.
If Cameco decides to increase its ownership in GoviEx after completion of due diligence, it secures additional ownership and governance rights. These include the right for Cameco to increase its ownership interest up to a maximum of about 48% over the next four years by exercise of warrants issued by GoviEx and options granted on shares held by the principal shareholders of GoviEx. Increasing ownership to 48% would cost Cameco between $145 million

(US) and $212 million (US) depending upon timing of the purchase. Future decisions by Cameco to increase its ownership in GoviEx will be guided by achievement of certain technical milestones agreed to by the parties.
Cameco’s other rights include appointment of one member to the GoviEx board of directors and two of five members of a technical committee that will oversee exploration activities. GoviEx will be the operator of its projects.
“This acquisition builds on our African presence which began last year with a joint venture in Gabon,” Grandey added noting Cameco is involved in uranium exploration on five continents.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-looking Information
Statements contained in this news release which are not current statements or historical facts are forward-looking information or statements which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking information and statements are also based on a number of assumptions which may prove to be incorrect. The statements above regarding Cameco’s completion of due diligence by year end; GoviEx’s achievement of certain technical milestones; and Cameco deciding to increase its ownership interest in GoviEx, are based upon assumptions that due diligence will be completed to Cameco’s satisfaction, that positive technical results will be achieved, and that all conditions to the closing of Cameco’s acquisition of additional ownership interests in GoviEx will be satisfied, and are subject to the risk that unsatisfactory facts and circumstances may come to light during due diligence, positive technical results will not be achieved or that closings will not occur when expected, or at all.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593